Exhibit 22

LIST OF GUARANTOR

SUBSIDIARIES

The following subsidiaries of the Company were, as of the date of the filing of the Form 8-K of which this exhibit is part, guarantors of the Company’s 8.75% notes due 2020, 5.125% senior notes due 2023, 9.500% senior notes due 2025 issued on May 18, 2020, 5% senior notes due 2026, and 4.875% senior notes due 2027, and will be guarantors of the $200 million of 9.500% senior notes due 2025 expected to be issued on the date hereof:

NAME OF SUBSIDIARY	PLACE OF INCORPORATION OR ORGANIZATION
Celeron Corporation	Delaware

Divested Companies Holding Company	Delaware

Divested Litchfield Park Properties, Inc.	Arizona

Goodyear Canada Inc.	Canada

Goodyear Export Inc.	Delaware

Goodyear Farms, Inc.	Arizona

Goodyear International Corporation	Delaware

Goodyear Western Hemisphere Corporation	Delaware

Raben Tire Co., LLC	Indiana

T&WA, Inc.	Kentucky